UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Intelligent Airlines Inc.

File No. 001-32221 – CF #32596

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Gol Intelligent Airlines Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2015.

Based on representations by Gol Intelligent Airlines Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.28	through December 31, 2018
Exhibit 4.29	through December 31, 2018
Exhibit 4.30	through December 31, 2018
Exhibit 4.31	through December 31, 2018
Exhibit 4.32	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary